Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 11, 2010, relating to the financial statements and financial statement schedules of Kilroy Realty Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting provisions), and the effectiveness of Kilroy Realty Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Kilroy Realty Corporation for the year ended December 31, 2009 and our report, dated June 10, 2010, relating to the statement of revenues and certain expenses of 303 Second Street located in San Francisco, California, appearing in the Current Report on Form 8-K/A of Kilroy Realty Corporation filed on June 10, 2010.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

June 10, 2010